
13031420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
MAR 19 2013

SEC FILE NUMBER
8-67470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeCo Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Clematis Street, Suite 205
(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Konits 770-220-0098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381	ATHENS,	GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Konits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeCo Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JACQUELINE N. KURZ
Notary Public - State of Florida
Commission #EE 67801
My Commission Expires
February 27, 2015

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

WADE J BOWDEN & COMPANY, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
HedgeCo Securities, LLC:

Report on the Financial Statements
We have audited the accompanying statement of financial condition of HedgeCo Securities, LLC, (the Company) as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HedgeCo Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Athens, Georgia
February 27, 2013

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS:		
Cash	$	61,492
Accounts receivable		47,730
Prepaid expenses		16,599
Due from employees		7,334
Deposits		759
TOTAL ASSETS	$	133,914

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	6,104
MEMBER'S EQUITY		127,810
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	133,914

See Independent Auditors' Report and Notes to Financial Statements.

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REFERRAL FEES	$	424,806
OPERATING EXPENSES:		
Compensation and benefits		344,378
Rent		72,000
Professional services		43,915
Licenses and registration		23,536
Payroll		23,530
Bad debt expense		10,508
Dues and subscriptions		7,922
Travel		5,646
Research		4,792
Insurance		4,486
Meals and entertainment		2,920
Information technology services		1,191
Office		1,176
Education and training		439
Bank service charges		76
Utilities		34
Total expenses		546,549
Net loss before other income	$	(121,743)
OTHER INCOME - interest		101
NET LOSS	$	(121,642)

See Independent Auditors' Report and
Notes to Financial Statements.

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER'S EQUITY, JANUARY 1	$	193,530
Net loss		(121,642)
Member contributions		55,922
MEMBER'S EQUITY, DECEMBER 31	$	127,810

See Independent Auditors' Report and
Notes to Financial Statements.

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES:		
Net loss	$	(121,642)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in:		
Accounts receivable		19,486
Prepaid expenses		8,339
Due from employees		675
Deposits		2,571
Increase (Decrease) in:		
Accounts payable and accrued expenses		2,489
Commissions payable		(9,755)
Net cash used by operating activities		(97,837)
FINANCING ACTIVITIES - member contributions		55,922
NET DECREASE IN CASH	$	(41,915)
CASH AT BEGINNING OF YEAR		103,408
CASH AT END OF YEAR	$	61,492

See Independent Auditors' Report and Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability Company (LLC) and a wholly owned subsidiary of HedgeCo Securities Holdings, LLC (the "Parent" and sole member).

The Company, through its representatives, introduces qualified investors of hedge funds to the issuers and/or managers of hedge funds. In addition, the Company has referral agreements with various other member firms that provide prime and/or mini-prime products and services to hedge funds.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company is engaged in a single line of business as a placement agent to hedge funds and other broker-dealers.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company receives referral fees from fund managers, which is usually a percentage of the fund managers management fees for client relationships that were referred by the Company. The Company also earns referral fees from other member firms for prime and/or mini prime brokerage relationships that were referred by the Company, such fees are generally a percentage of the other firm's profit from the client relationship that was referred by the Company. Referral fees are recognized when earned according to the terms of the referral agreements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $55,388, which was $10,388 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 11.02%.

The Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and the National Futures Association ("NFA"), and is required to maintain "adjusted net capital", equal to or in excess of the greater of $45,000 or the amount required under SEC Rule 15c3-1. At December 31, 2012, the Company had adjusted net capital of $55,388 which was $10,388 in excess its minimum adjusted net capital.

3. RELATED PARTY TRANSACTIONS

During 2012 the Company had a management services agreement with a company under common control. The total amount paid pursuant to the agreement for 2012 was $72,000 and is included in rent expense on the accompanying Statement of Operations. There were no amounts due to such entity at December 31, 2012.

In 2012 the member forgave $13,100 of rent expense and $32,750 of expense reimbursements due to an entity under common control in exchange for additional equity in the Company. Such expenses and member contributions are categorized accordingly and reflected in operating expense on the accompanying Statement of Operations and member contributions on the Statement of Changes in Member's Equity, respectively.

4. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2012.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

6. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

7. SIPC ASSESSMENT RECONCILIATION

The Company did not have revenue in excess of $500,000 for the year ended December 31, 2012. As a result the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 127,810
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable, non-allowable	(47,730)
Prepaid expenses	(16,599)
Due from employees	(7,334)
Deposits	(759)
NET CAPITAL	$ 55,388
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 6,104
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 45,000
Excess net capital	$ 10,388
Excess net capital at 1,000 percent	$ 1,388
Percentage of aggregate indebtedness to net capital	11.02%

The only audit adjustment was to non-allowable accounts receivable and bad-debt expense. However the adjustments provide for no difference in the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

See Independent Auditors' Report

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF THE COMPUTATION OF MINIMUM
CAPITAL REQUIREMENTS UNDER CFTC REGULATION 1.17
AS OF DECEMBER 31, 2012

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 127,810
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable, non-allowable	(47,730)
Prepaid expenses	(16,599)
Due from employees	(7,334)
Deposits	(759)
NET CAPITAL	$ 55,388
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 6,104
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	$ 45,000
Excess net capital	$ 10,388
Excess net capital at 1,000 percent	$ 1,388
Percentage of aggregate indebtedness to net capital	11.02%

The only audit adjustment was to non-allowable accounts receivable and bad-debt expense. However the adjustments provide for no difference in the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2012.

WADE J BOWDEN & COMPANY, CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
HedgeCo Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of HedgeCo Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2012 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.



Athens, Georgia
February 27, 2013

HEDGECO SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2012
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company, CPAs, P.C.